Cytomedix, Inc.

209 Perry Parkway, Suite 7, Gaithersburg, MD 20877

July 1, 2013

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cytomedix, Inc.

Post-effective amendment to Form S-3 on Form S-1

Filed July 1, 2013

File No. 333-183703

Dear Mr. Mancuso:

In connection with the above referenced filing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filling effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cytomedix, Inc.

By:	/s/ Steven A. Shallcross
Name: Steven A. Shallcross
Title: Executive VP, CFO